Press Release
 July 22, 2003

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

SAGAR PROJECTSIGNING OF AN AGREEMENT WITH URANOR INC.

Virginia Gold MInes Inc. (“Virginia”) is pleased to announce the signing of an agreement with Uranor Inc. (“Uranor”). The agreement grants Uranor the exclusivity to evaluate the Sagar property until January 31, 2004, which is the deadline for Uranor to exercise its option to acquire a 50% interest in the property in return for $1,750,000 exploration expenditures over 5 years and payments totalling $75,000 over 2 years.

Note that the Sagar project is the host to a multitude of gold and uranium showings and to many boulders that have returned average grades varying between 0.97% U and 35.0 g/t Au and 1.31% U and 106.26 g/t Au.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca